SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 SCHEDULE 13G

                 Under the Securities Exchange Act of 1934


                     NANOPHASE TECHNOLOGIES CORPORATION

                               (Name of Issuer)

                                 COMMON STOCK

                        (Title of Class of Securities)

                                  630079101

                               (CUSIP Number)













If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box.     / /

Check the following box if a fee is being paid with the statement.     / /







                             Page 1 of 5 Pages

                            CUSIP NO. - 630079 10 1


(1)       Name of reporting person . . . . . . .  Harris & Harris Group, Inc.
          S.S. or I.R.S. No. of above person . .  13-3119827



(2)       Check the appropriate box if a
          member of a group. . . . . . . . . . .  (a)_________
                           . . . . . . . . . . .  (b)_________


(3)       SEC use only . . . . . . . . . . . . .



(4)       Citizenship or place of organization .  New York


Number of shares beneficially owned
by each reporting person with:

   (5) Sole voting power . . . . . . . . . . . .  730,916
   (6) Shared voting power . . . . . . . . . . .     0
   (7) Sole dispositive power. . . . . . . . . .  730,916
   (8) Shared dispositive power  . . . . . . . .     0


(9)       Aggregate amount beneficially
          owned by each reporting person . . . .  730,916

(10)      Check if the aggregate amount in
          Row (9) excludes certain shares. . . .  ________


(11)      Percent of class represented
          by amount in Row (9) . . . . . . . . .   5.06%


(12)      Type of reporting person . . . . . . .    CO












                               Page 2 of 5

Item 1.    (a) Name of Issuer:

   The class of equity securities to which this statement relates is the common stock, without par value (the "Common Stock"), of Nanophase Technologies Corporation (the "Issuer"), a corporation originally incorporated in Illinois on November 30, 1989 and reincorporated in Delaware in December 1997.

           (b) Address of Issuer's Principal Executive Offices:

   The Issuer's principal executive office is located at 453 Commerce Street, Burr Ridge, Illinois 60521.

Item 2.    (a) Name of Person Filing:

    Harris & Harris Group, Inc. ("Harris & Harris")

           (b) Address of Principal Business Office or, in None Residence:

               One Rockefeller Plaza
               Suite 1430
               New York, New York 10020

           (c) Citizenship:

               Harris & Harris, incorporated in the state of New York, is a venture capital investment company, operating as a Business Development Company ("BDC") under the Investment Company Act of 1940.

           (d) Title of Class of Securities:  Common Stock

           (e) Cusip Number: 630079101


Item 3. If this statement is filed pursuant to Rules 13d-1 (b), or 13d-2 (b), check whether the person filing is a:

           (a) ( )  Broker or Dealer registered under Section 15 of the Act,

           (b) ( )  Bank as defined in Section 3 (a) (6) of the Act,

           (c) ( ) Insurance Company as defined in Section 3 (a) (19) of the Act,


                                 Page 3 of 5

           (d) ( ) Investment Company registered under Section 8 of the Investment Company Act,

           (e) ( ) Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

           (f) ( ) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F), Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

   (g) ( ) Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G); see Item 7,

   (h) ( ) Group, in accordance with Rule 13d-1 (b)(1)(ii)(H).


Item 4.    Ownership.

   (a) Amount beneficially owned:                                   730,916

   (b) Percent of class:                                             5.06%

   (c) Number of shares as to which such person has:

       (i) Sole power to vote or to direct the vote                 730,916

      (ii) Shared power to vote or to direct the vote                  0

     (iii) Sole power to dispose or to direct the disposition of    730,916

      (iv) Shared power to dispose or to direct the disposition of     0


Item 5.    Ownership of Five Percent or Less of a Class.

       Not applicable


Item 6.    Ownership of More Five Percent on Behalf of Another Person.

       No other person is known to have the right to receive or the power to direct the receipt of dividends from, the sale of, such securities.


                                 Page 4 of 5

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

       Reporting person is not a parent holding company.


Item 8.    Identification and Classification of Members of the Group.

       Reporting person is not a member of a group.


Item 9.    Notice of Dissolution of Group.

       Reporting person is not filing notice of dissolution of a group.


Item 10.   Certification.

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.



                             SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 1998
                                            Harris & Harris Group, Inc.

                                            /s/
                                            ___________________________
                                            Rachel M. Pernia
                                            Vice-President and Controller








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Page 6 of 6

                             SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 1, 1997
                                   Harris & Harris Group, Inc.


                                   /s/
                                   ___________________________
                                   Charles E. Harris
                                   Chairman of the Board and
                                   Chief Executive Officer